SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02041806

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to _______________

Commission file number __333-14022__

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Hanson Building Materials America Retirement Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanson Building Materials America Inc.
Monmouth Shores Corporate Park
1333 Campus Parkway
Neptune, NJ 07753

ANNUAL REPORT ON FORM 11-K
ITEM 4
FINANCIAL STATEMENTS
Hanson Building Materials America
Retirement Savings and Investment Plan
December 31, 2001

Annual Report on Form 11-K

Item 4

Financial Statements

Hanson Building Materials America
Retirement Savings and Investment Plan

The following financial information of the Plan is submitted herewith:

ERNST & YOUNG

Ernst & Young LLP
Metro Park
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: (732) 516-4200
www.ey.com

Report of Independent Auditors

Retirement Plans Committee
Hanson Building Materials America Inc.

We have audited the accompanying statements of net assets available for benefits of the Hanson Building Materials America Retirement Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

June 20, 2002

Ernst + Young LLP

Hanson Building Materials America
Retirement Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31 2001	December 31 2000
Assets		
Beneficial interest in the Hanson Building Materials America Retirement Savings and Investment Trust, principally at fair value, except for the fixed income fund at contract value	$225,065,761	$184,244,833
Net assets available for benefits	$225,065,761	$184,244,833

See accompanying notes.

Hanson Building Materials America
Retirement Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31 2001	2000
Net assets available for benefits at beginning of year	$184,244,833	$142,784,040
Additions:		
Participants' contributions	16,027,480	8,291,008
Employer contributions	4,563,819	2,573,923
Trust to trust transfers	49,617,772	46,255,648
Transfers from Hanson Building Materials America Corporate Retirement Savings and Investment Plan	–	4,552,613
Net decrease resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Trust	(716,042)	(854,437)
	253,737,862	60,818,755
Deductions:		
Distributions to participants	(28,146,082)	(18,601,537)
Transfers to Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees	(1,141)	–
Administrative expenses	(524,878)	(756,425)
	(28,672,101)	(19,357,962)
Net assets available for benefits at end of year	$225,065,761	$184,244,833

See accompanying notes.

1. Summary of Significant Accounting Policies

At December 31, 2001 and 2000, the Hanson Building Materials America Retirement Savings and Investment Plan (the "Plan") is a participant in the Hanson Building Materials America Retirement Savings and Investment Trust (the "Trust") as described in Note 6. The change in the Plan's beneficial interest in the Trust resulting from investment activity is comprised of the Plan's share of interest, dividends, net realized gains and losses and unrealized appreciation or depreciation of the related Trust's assets.

Deutsche Bank - Bankers Trust Company of New York (the "Trustee") is the custodian of all investments of the Trust.

The accounting records of the Plan and the Trust are maintained on the accrual basis of accounting. The investments of the Plan and Trust are recorded in the financial statements of the Plan and Trust at fair value, except for the fixed income fund which is recorded at contract value (see Note 4).

Trustee fees and costs and expenses incurred with regard to the purchase, sale and transfer of securities in connection with the operation of the Trust are allocated to the participating plans. Commissions for transactions in the Self-Directed Window Fund are added to the purchase price of a security and deducted from the proceeds of a sale of a security within the applicable participant's account. Recordkeeper fees are allocated between participating plans and the Plan Sponsor. Hanson Building Materials America (the "Company" or "Employer") is the Plan Sponsor.

The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Description of the Plan

General

The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for purposes of receiving retirement benefits.

2. Description of the Plan (continued)

The following information is included as a general description of the Plan. For more detailed information, the "Plan Document" is available at the Company and the Hanson Building Materials America's Corporate Office.

Participation

Participation in the Plan is available to all employees of the Company who are at least 21 years of age and who have worked at least 500 hours during a consecutive 6 month period. The Plan is not open to employees covered by a collective bargaining agreement unless the agreement provides for participation in the Plan.

Employee Contributions

The Plan provides for self-directed investment programs with separate funds. Participants in the Plan contribute pre-tax dollars. All assets are invested in the Trust. The maximum pre-tax employee contribution allowed was $10,500 in both 2001 and 2000.

The majority of the participants of the Plan can authorize a payroll deduction of 1% to 17% of wages in 1% increments into the Plan.

Employer Contributions

For the majority of the participants, the Plan Sponsor matches the employee contributions in the amount of 100% of the first 1% of each participant's contributions and 50% of the next 2% of each participant's contributions. Participants belonging to the various unions receive Company matching contributions in accordance with the provision of their respective Collective Bargaining Agreements.

Employer matching contributions follow participant contribution election. The Trustee has advised the Plan Sponsor that its present intention is to purchase Hanson PLC ADSs for the Hanson Company Stock Fund exclusively on the open market.

2. Description of the Plan (continued)

Vesting

Participant contributions and earnings on those contributions are always 100% vested. A participant becomes 100% vested in Company contributions and earnings on Company contributions two years from the date of hire of the participant. Employer contributions also become 100% vested upon retirement, permanent disability, death or termination of the Plan. Forfeitures of nonvested Employer contributions reduce future Employer contributions.

Hardship Withdrawal

Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12 month period.

Loans

Participants can borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant generally cannot exceed the lesser of $50,000 or 50% of their account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing with the exception of loans in excess of $15,000 and used to acquire a primary residence which are repayable over a period of up to 10 years.

As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. The vested portion of a participant's investment account is pledged as collateral for the loan.

Federal Income Taxes

Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Employer until such time that their participating interest is distributed to them, provided that the Plan retains its qualified status (see Note 8).

2. Description of the Plan (continued)

Plan Termination

Although the Plan Sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of termination, participants affected automatically become vested to the extent of the balances in their individual accounts.

Differences Between Financial Statements and Form 5500

Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were $0 and $7,990 at December 31, 2001 and 2000, respectively, and are included in the net assets available for benefits at those dates. For the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations for Reporting and Disclosure require that these amounts be reported as liabilities. Therefore, net assets available for benefits and distributions to participants in the prescribed financial statements on the Plan's Form 5500 differ from the audited financial statement amounts.

3. Trust to Trust Transfers

On May 1, 2001, the Davon Plan was merged into the Plan. In connection with this merger, the assets and related liabilities totaling approximately $3.4 million were transferred to the Surviving Plan in September 2001.

On June 1, 2001, the Pioneer USA, Inc. Savings Plan was merged into the Plan. In connection with this merger, the assets and related liabilities totaling approximately $39.3 million were transferred to the Surviving Plan in July 2001.

On July 1, 2001, the Jones Sand Company 401(k) Savings Plan was merged into the Plan. In connection with this merger, the assets and related liabilities totaling approximately $599,000 were transferred to the Surviving Plan in November 2001.

On July 1, 2001, the Joelson-Taylor Concrete Products 401(k) Plan was merged into the Plan. In connection with this merger, the assets and related liabilities totaling approximately $6,582,000 were transferred to the Surviving Plan in December 2001.

On December 31, 2001, the Aggrock Quarries, Inc. Retirement Savings Plan was merged into the Plan. In connection with this merger, the assets and related liabilities totaling approximately $97,000 were transferred to the Surviving Plan in March 2002.

3. Trust to Trust Transfers (continued)

On December 31, 2001, the Cincinnati Concrete Pipe Company 401(k) Profit Sharing Plan was merged into the Plan. In connection with this merger, the assets and related liabilities totaling approximately $97,000 were transferred to the Surviving Plan in March 2002.

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31 2001	December 31 2000
Bankers Trust Equity Appreciation Fund	$15,332,895	$15,098,589
Hanson Company Stock Fund	16,818,535*	17,293,017*
Bankers Trust Fixed Income Fund	92,265,170	64,379,569
Bankers Trust Lifecycle Long Range Fund	35,823,127	10,693,258
American Century Income Growth Fund	21,366,606	–

* A portion of these balances are non-participant directed.

5. Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31 2001	December 31 2000
Net assets:		
Hanson Company Stock Fund	$16,818,535**	$18,872,779**

	Year ended December 31, 2001
Changes in net assets:	
Contributions	$ 968,500
Earnings and net realized and unrealized depreciation in fair value	307,922
Distributions to participants	(2,269,965)
Transfers to participant-directed investments	(1,019,382)
Administrative expenses	(41,319)
	$(2,054,244)

** A portion of this balance is participant directed.

6. Hanson Building Materials America Retirement Savings and Investment Trust Information

The Hanson Building Materials America Retirement Savings and Investment Trust was created in October 1996 for the purpose of investing the pooled assets of various defined contribution plans of Hanson Building Materials America.

Basic, supplemental and/or rollover contributions of participants are invested in one or more of the funds established under the Trust as described below:

Hanson Company Stock Fund

A common stock fund consisting primarily of Hanson PLC ADSs. When necessary, this Fund will make an interim investment in the Trustee's Short-Term Investment Fund.

Bankers Trust Fixed Income Fund

A separate fund mainly consisting of Guaranteed Investment Contracts ("GICs"), Bank Investment Contracts ("BICs") and Benefit Responsive GICs. The GICs have fully benefit responsive features and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract. The average yield for the investment contracts was 6.19% and 6.03% for the years ended December 31, 2001 and 2000, respectively. The crediting interest rates range from 5.48% to 7.06% and 5.59% to 6.95% as of December 31, 2001 and 2000, respectively, and are determined based on the balance and the activity in the account. Selected contracts have crediting interest rate resets on a quarterly or annual basis. There are no limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts since there are no problems with the creditworthiness of the contract issuers. The fair value of the investment contracts recorded at contract value is estimated at approximately $98.0 million and $64.3 million at December 31, 2001 and 2000, respectively.

Self-Directed Window Fund

The Self-Directed Window Fund is an individual account with a registered broker-dealer which holds funds eligible to be transferred from the core funds at the direction of the participant in any tradable security subject to the limitations of the Department of Labor Regulations.

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

The following funds listed below are open-end mutual funds managed by Bankers Trust Company of New York. These funds may have investments in derivatives. The derivatives may include repurchase agreements, options, forward futures contracts, foreign currency transactions, and forward foreign currency contracts. For detailed information on each Fund's investments and concentrations of credit risk, the Prospectus and Annual Report are available from the Trustee.

Bankers Trust Equity Appreciation Fund
Bankers Trust International Equity Fund
Bankers Trust Lifecycle Short Range Fund
Bankers Trust Lifecycle Mid Range Fund
Bankers Trust Lifecycle Long Range Fund
American Century Income & Growth Fund
Bankers Trust Institutional Equity 500 Index Fund
Neuberger & Berman Genesis Trust Fund

Information included in the financial statements and the Trust related to the Self-Directed Window Fund ("SDW Fund") represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in the SDW Fund. Individuals participating in the SDW Fund should refer to their individual participant account statements for information regarding their own investment performance. The Plan Sponsor, the Retirement Plans Committee of Hanson Building Materials America, the Plan custodian and the Plan Trustee do not take responsibility for the investment decisions of individual participants.

Investments in Hanson PLC ADSs are recorded on the basis of cost, but are stated at fair value. Fair value of investments is determined by quoted market prices on active national securities exchanges with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

Investments in the Bankers Trust Company BT Pyramid Directed Account Cash Fund and BT Pyramid Discretionary Account Cash Fund are recorded on the basis of cost, which approximates fair value.

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Investments in the Bankers Trust Equity Appreciation Fund, Bankers Trust International Equity Fund, Bankers Trust Lifecycle Short Range Fund, Bankers Trust Lifecycle Mid Range Fund, Bankers Trust Lifecycle Long Range Fund, American Century Income & Growth Fund, Bankers Trust Institutional Equity 500 Index Fund, and Neuberger & Berman Genesis Trust Fund are stated at fair value. Fair value of these investments is determined each business day by an independent pricing service approved by Bankers Trust's Board of Trustees with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

Investments in the SDW Fund are recorded at fair value. Fair value of investments is determined by quoted market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Plan Trustee.

Income and realized and unrealized appreciation or depreciation of investments of the Trust are allocated to the participating plans based on a unit valuation method.

So that all contributions are invested on a timely basis, the Trustee allocates contributions received among the funds based upon estimates. Estimates are subsequently adjusted by transfers between the funds. In addition, as permitted by the Plan Document, participant designated transfers between funds must be completed within one day after the participant designation. As a result, in addition to their principal investment vehicles, individual funds may include transfers receivable from or payable to other funds.

The Plan is one of two plans in the Trust and represents an approximate 99% and 100% interest in the Trust at December 31, 2001 and 2000, respectively.

Financial information relating to the Trust is summarized as follows:

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Net Assets Available for Participating Plans-With Fund Information

Hanson Building Materials America Retirement Savings and Investment Trust

December 31, 2001

	Investment Fund												
	Hanson Company Stock Fund	Bankers Trust Fixed Income Fund	Bankers Trust Equity Appreciation Fund	Bankers Trust International Equity Fund	Bankers Trust Lifestyle Short Range Fund	Bankers Trust Lifestyle Mid Range Fund	Bankers Trust Lifestyle Long Range Fund	American Century Income & Growth Fund	Bankers Trust Institutional Equity 500 Index Fund	Neuberger & Berman Genesis Trust Fund	Self-Directed Window Fund	Loan Account	Total
Assets													
Investments:													
At fair value:													
Bankers Trust Company BT Pyramid Directed Account Cash Fund (Short-Term Investment Fund) (units-6,789,826, cost $6,789,826)	$ 493,386	$ 6,746,668									$ 3,243		$ 7,243,297
Bankers Trust Company BT Pyramid Discretionary Account (Short-Term Investment Fund) (units-6,297,412, cost-$6,297,412)													–
Bankers Trust Invt Fds. Equity Appreciation Fund (units-1,256,327, cost-$17,930,311)			$15,431,297										15,431,297
Bankers Trust Invt Fds. Int'l Equity Fd (units-250,221, cost-$5,397,223)				$4,714,976									4,714,976
Bankers Trust Invt Fds. Lifecycle Short Range Fd (units-147,300, cost-$1,520,492)					$1,475,119								1,475,119
Bankers Trust Invt Fds. Lifecycle Mid Range Fd (units-693,170, cost-$7,415,777)						$6,749,351							6,749,351
Bankers Trust Invt Fds. Lifecycle Long Range Fd (units-3,386,230 cost-$37,295,160)							$35,901,493						35,901,493
American Century Income & Growth Fund (units-782,517, cost-$22,908,196)								$21,360,192					21,360,192
BT Institutional Equity 500 (units-72,212,112, cost-$11,577,501)									$9,372,627				9,372,627
Neuberger & Berman Genesis (units-177,316, cost-$4,526,604)										$5,147,977			5,147,977
Hanson ADSs (shares-485,487, cost-$15,851,408)	16,322,073												16,322,073
Commingled investment contract fund at contract value:													
Bankers Trust Company BT Pyramid Open End GIC Fund		2,712,261											2,712,261
Investment contracts at contract value:													
Principal Financial Group		5,617,125											5,617,125
Transamerica Life Insurance		10,582,053											10,582,053
Bank of America		12,821,014											12,821,014
Sun America Life Insurance Company		671,734											671,734
Protective Life Insurance Company		2,320,591											2,320,591
Prudential		3,041,982											3,041,982
Commonwealth Life Insurance Company		20,019,176											20,019,176
CDC Bric		13,879,429											13,879,429
Security Life of Denver		2,471,148											2,471,148
Pacific Life		2,075,932											2,075,932
BMA		2,083,808											2,083,808
Security Benefit Life		3,332,936											3,332,936
Canada Life		2,486,926											2,486,926
Lincoln Financial Group		6,581,798											6,581,798
Self-Directed Window Assets/Securities:													
US Government Securities (cost $45,331.15)											$ 67,967		67,967
Company Stock Fund (cost $5,401.55)											6,724		6,724
Common Stock (cost $5,093,547)											3,862,449		3,862,449
Foreign Common Stock ($67,611)											36,371		36,371
Total investments	16,815,459	97,444,581	15,431,297	4,714,976	1,475,119	6,749,351	35,901,493	21,360,192	9,372,627	5,147,977	3,976,754	$ –	218,389,826
Receivables/(payables):													
Interfund transfers	9	(21,560)	(1,337)	(678)		(5)	(1)	1,034	(7,040)	28,723	852	3	–
Receivable of Plan assets due to Plan merger		199,218											199,218
Dividends and interest	1,792	(44,198)	1,922	635	72	1,731	459	462	1,537	139	28,175	203	(7,071)
Employee loans	1,315	10,611	156	1,066	762	1,021	(2,135)	14,576	10,473	665		8,337,163	8,375,673
Due (to) from employer	5,032	57,092	3,959	4,114	4,129	5,037	21,318	22,627	14,890	5,388		(67,469)	76,117
Net assets available to participating plans	$16,823,607	$97,645,744	$15,435,997	$4,720,113	$1,480,082	$6,757,135	$35,921,134	$21,398,891	$9,392,487	$5,182,892	$4,005,781	$8,269,900	$227,033,763

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Net Assets Available for Participating Plans-With Fund Information

Hanson Building Materials America Retirement Savings and Investment Trust

December 31, 2000

	Investment Funds												
	Bankers Trust Equity Appreciation Fund	Bankers Trust International Equity Fund	Hanson Company Stock Fund	Bankers Trust Fixed Income Fund	Bankers Trust Lifecycle Short Range Fund	Bankers Trust Lifecycle Mid Range Fund	Bankers Trust Lifecycle Long Range Fund	Self-Directed Window Fund	American Century Income & Growth Fund	Bankers Trust Institutional Equity 500 Index Fund	Nueberger & Berman Genesis Trust Fund	Loan Account	Total
Assets													
Investments:													
At fair value:													
Bankers Trust Company BT Pyramid Directed Account Cash Fund (Short-Term Investment Fund) (units-3,861,406, cost $3,861,406)			$ 504,358	$ 3,705,617				$ 12,868					$ 4,222,843
Bankers Trust Company BT Pyramid Discretionary Account (Short-Term Investment Fund) (units-0 cost-$0)													–
Bankers Trust Invt Fds. Equity Appreciation Fund (units-1,065,628, cost $15,794,954)	$15,064,647												15,064,647
Bankers Trust Invt Fds. Int'l Equity Fd (units-209,583, cost $4,304,546)		$5,298,246											5,298,246
Bankers Trust Invt Fds. Lifecycle Short Range Fd (units-87,144, cost $885,386)					$885,434								885,434
Bankers Trust Invt Fds. Lifecycle Mid Range Fd (units-618,410, cost $6,740,919)						$6,295,737							6,295,737
Bankers Trust Invt Fds. Lifecycle Long Range Fd (units-931,159, cost $10,680,390)							$10,674,344						10,674,344
American Centy Quant Equity Fund (units-249,076, cost $7,519,610)									$7,513,317				7,513,317
BT Institutional Equity 500 (units-47,787, cost $7,260,230)										$7,253,916			7,253,916
Neuberger & Berman Genesis (units-78,368, cost $2,096,354)											$2,096,421		2,096,421
Hanson ADSs (shares-491,767, cost-$16,843,020)			16,843,020										16,843,020
Commingled investment contract fund at contract value:													
Bankers Trust Company BT Pyramid Open End GIC Fund				2,580,812									2,580,812
Investment contracts at contract value:													
Principal Financial Group				5,515,662									5,515,662
Transamerica Life Insurance				9,642,510									9,642,510
Bank of America				12,000,554									12,000,554
Sun America Life Insurance Company				1,343,221									1,343,221
Continental Assurance Company				821,899									821,899
Protective Life Insurance Company				2,179,163									2,179,163
Prudential				2,841,380									2,841,380
Commonwealth Life Insurance Company				18,756,422									18,756,422
CDC Bric				4,988,287									4,988,287
Self-Directed Window Assets/Securities:													
US Government Securities (cost $44,234)								64,893					64,893
Company Stock Fund (cost $15,542)								19,865					19,865
Common Stock (cost $6,089,029)								5,117,677					5,117,677
Foreign Common Stock ($79,354)								58,256					58,256
Total investments	15,064,647	5,298,246	17,347,378	64,375,527	885,434	6,295,737	10,674,344	5,273,559	7,513,317	7,253,916	2,096,421	$ –	142,078,526
Receivables (payables):													
Interfund transfers	14,907	6,636	(115,522)	47,717		10,638	6,637		6,637	6,637			(15,713)
Receivable of Plan assets due to Plan merger	867,439	532,943	1,579,762	5,254,656			24,249,285		2,104,126	1,455,654	764,407		36,808,272
Dividends and interest	(1,216)	(442)	14,366	(112,594)	(68)	575	(757)	125,400	(473)	203	(407)	(45)	24,542
Employee loans	9,063	1,151	2,310	12,984	723	(351)	2,312		2,608	8,189	582	5,360,853	5,400,424
Due (to) from employer	11,188	4,994	44,485	55,935	1,736	5,883	10,722	(143,679)	10,675	10,773	3,539	(67,469)	(51,218)
Net assets available to participating plans	$15,966,028	$5,843,528	$18,872,779	$69,634,225	$887,825	$6,312,482	$34,942,543	$5,255,280	$9,636,890	$8,735,372	$2,864,542	$5,293,339	$184,244,833

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Changes in Net Assets Available for Participating Plans

Hanson Building Materials America Retirement Savings and Investment Trust

Year ended December 31, 2001

	Investment Funds												
	Hanson Company Stock Fund	Bankers Trust Fixed Income Fund	Bankers Trust Equity Appreciation Fund	Bankers Trust International Equity Fund	Bankers Trust Lifecycle Short Range Fund	Bankers Trust Lifecycle Mid-Range Fund	Bankers Trust Lifecycle Long Range Fund	Self-Directed Window Fund	Loan Account	American Century Income & Growth Fund	Bankers Trust Institutional Equity 500 Index Fund	Neuberger & Berman Genesis Trust Fund	Total
Investment operations:													
Dividends and interest	$ 540,761	$ 5,038,891	$ (165)	$ 4,467	$ 49,460	$ 224,894	$ 909,466	$ 106,076	$ 468,551	$ 223,055	$ 241,098	$ 139,799	$ 7,946,353
Net appreciation (depreciation) in fair value of investments	(232,894)		(2,212,812)	(1,539,826)	(16,016)	(271,432)	(542,818)	(1,135,361)		(1,595,256)	(1,445,166)	353,326	(8,638,255)
Increase (decrease) from investment operations	307,867	5,038,891	(2,212,977)	(1,535,359)	33,444	(46,538)	366,648	(1,029,285)	468,551	(1,372,201)	(1,204,068)	493,125	(691,902)
Other changes:													
Participants' contributions	718,247	5,914,941	1,165,000	643,453	234,781	778,415	2,050,041			2,399,616	1,569,965	719,848	16,194,307
Employer contributions	250,558	1,793,352	341,605	193,665	64,328	206,782	576,327			657,347	446,546	147,210	4,677,720
Interfund transfers	(1,014,555)	6,646,329	(1,418,734)	(585,083)	248,496	27,233	(4,218,220)	(220,214)	1,083,546	(1,651,556)	(127,072)	1,229,830	–
Withdrawals	(2,269,965)	(14,136,733)	(1,330,649)	(678,228)	(83,216)	(520,719)	(4,296,330)		(1,412,222)	(2,660,564)	(644,748)	(262,294)	(28,295,668)
Transfer to/from successor trusts		23,047,135	2,961,440	850,375	97,048	14,383	6,563,848		2,836,686	14,425,679	636,783		51,433,377
Administrative expenses	(41,324)	(292,396)	(35,716)	(12,238)	(2,624)	(14,903)	(63,723)			(36,320)	(20,291)	(9,369)	(528,904)
Subtotal	(2,357,039)	22,972,628	1,682,946	411,944	558,813	491,191	611,943	(220,214)	2,508,010	13,134,202	1,861,183	1,825,225	43,480,832
Change in net assets	(2,049,172)	28,011,519	(530,031)	(1,123,415)	592,257	444,653	978,591	(1,249,499)	2,976,561	11,762,001	657,115	2,318,350	42,788,930
Net assets available to participating plans at beginning of year	18,872,779	69,634,225	15,966,028	5,843,528	887,825	6,312,482	34,942,543	5,255,280	5,293,339	9,636,890	8,735,372	2,864,542	184,244,833
Net assets available to participating plans at end of year	$16,823,607	$97,645,744	$15,435,997	$ 4,720,113	$1,480,082	$6,757,135	$35,921,134	$ 4,005,781	$8,269,900	$21,398,891	$ 9,392,487	$5,182,892	$227,033,763

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Changes in Net Assets Available for Participating Plans

Hanson Building Materials America Retirement Savings and Investment Trust

Year ended December 31, 2000

Investment Funds

	Bankers Trust Equity Appreciation Fund	Bankers Trust International Equity Fund	Hanson Company Stock Fund	Bankers Trust Fixed Income Fund	Bankers Trust Lifecycle Short Range Fund	Bankers Trust Lifecycle Mid Range Fund	Bankers Trust Lifecycle Long Range Fund
Investment operations:							
Dividends and interest	$ 2,848,954	$ 44,811	$ 476,111	$ 4,290,546	$ 69,260	$ 666,419	$ 1,579,836
Net appreciation (depreciation) in fair value of investments	(3,187,426)	(1,462,241)	(1,988,656)	(53,485)	(21,808)	(589,013)	(1,807,255)
Increase (decrease) from investment operations	(338,472)	(1,417,430)	(1,512,545)	4,237,061	47,452	77,406	(227,419)
Other changes							
Participants' contributions	1,045,384	512,927	606,057	2,856,894	109,840	526,574	1,002,093
Employer contributions			2,637,306	(3,894)			
Interfund transfers	1,379,093	(102,278)	1,295,377	(2,176,090)	(124,061)	(58,497)	(647,293)
Withdrawals	(1,732,995)	(515,803)	(1,082,269)	(11,911,224)	(87,787)	(392,002)	(1,198,342)
Transfer to/from successor trusts	2,027,286	361,383	1,000,929	9,376,518	(18,765)	(212,088)	25,153,549
Administrative expenses	(52,090)	(23,952)	(46,985)	(514,514)	(8,790)	(23,031)	(34,883)
Subtotal	2,666,678	232,277	4,410,415	(2,372,310)	(129,563)	(159,044)	24,275,124
Change in net assets	2,328,206	(1,185,153)	2,897,870	1,864,751	(82,111)	(81,638)	24,047,705
Net assets available to participating plans at beginning of year	13,637,822	7,028,681	15,974,909	67,769,474	969,936	6,394,120	10,894,838
Net assets available to participating plans at end of year	$15,966,028	$ 5,843,528	$18,872,779	$69,634,225	$887,825	$6,312,482	$34,942,543

	Self-Directed Window Fund	Imperial Tobacco Stock Fund	American Century Income & Growth Fund	Bankers Trust Institutional Equity 500 Index Fund	Nueberger & Berman Genesis Trust Fund	Loan Account	Total
Investment operations:							
Dividends and interest	$ 140,770	$ (15,703)	$ 79,247	$ 725,195	$ 80,087	$ 327,560	$ 11,313,093
Net appreciation (depreciation) in fair value of investments	(1,110,570)	(45,414)	(885,401)	(1,413,651)	334,925		(12,229,995)
Increase (decrease) from investment operations	(969,800)	(61,117)	(806,154)	(688,456)	415,012	327,560	(916,902)
Other changes							
Participants' contributions			793,562	796,588	193,100		8,443,019
Employer contributions							2,633,412
Interfund transfers	1,435,054	(1,342,425)	(369,302)	(148,764)	278,538	580,648	–
Withdrawals		(34,546)	(432,490)	(671,382)	(71,941)	(464,216)	(18,594,997)
Transfer to/from successor trusts		(1,016)	3,701,583	3,860,283	1,038,658	(32,672)	46,255,648
Administrative expenses		(19)	(24,302)	(24,077)	(9,779)		(762,422)
Subtotal	1,435,054	(1,378,006)	3,669,051	3,812,648	1,428,576	83,760	37,974,660
Change in net assets	465,254	(1,439,123)	2,862,897	3,124,192	1,843,588	411,320	37,057,758
Net assets available to participating plans at beginning of year	4,790,026	1,439,123	6,773,993	5,611,180	1,020,954	4,882,019	147,187,075
Net assets available to participating plans at end of year	$5,255,280	$ –	$9,636,890	$ 8,735,372	$2,864,542	$5,293,339	$184,244,833

7. Related Party Transactions

The Trust purchased or received 65,491 and 265,416 Hanson PLC ADSs, and sold or distributed 71,771 and 34,907 Hanson PLC ADSs during the years ended December 31, 2001 and 2000, respectively. Dividend income from Hanson PLC ADSs was $517,087 and $11,550 for the years ended December 31, 2001 and 2000, respectively.

8. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated November 20, 1995 that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust tax-exempt.

9. Subsequent Events

Effective May 1, 2002, Hanson Building Materials America has selected Fidelity Investments to serve as recordkeeper, trustee and investment provider for the Hanson Building Materials America Retirement Savings and Investment Plan and Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hanson Building Materials America
Retirement Savings and Investment Plan

Date: June 24 2002

By: James Guerriero
Name: JAMES GUERRIERO
Title: DIRECTOR - BENEFITS

1-PI/97501.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14022) pertaining to the Hanson Building Materials America Retirement Savings and Investment Plan of our report dated June 20, 2002, with respect to the financial statements of the Hanson Building Materials America Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Iselin, New Jersey
June 20, 2002